
January 13, 2012

<u>Via E-mail</u>
Mr. James Doolin
Chief Financial Officer
4th Grade Films, Inc.
1338 S. Foothill Drive, #163
Salt Lake City, Utah 84108

      Re: **4th Grade Films, Inc.**
              Form 10-K for the fiscal year ended June 30, 2011
              Filed September 27, 2011
              File No. 000-52825

Dear Mr. Doolin:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Linda Cvrkel

                                Linda Cvrkel
                                Branch Chief